AMERICAN BONANZA ANNOUNCES THE RESULTS OF THE JULY 10, 2013
RECONVENING OF THE ANNUAL GENERAL MEETING

July 11, 2013 - American Bonanza Gold Corp. (TSX: BZA, OTCQX: ABGFF) ("Bonanza” or "Corporation") is pleased to announce that according to proxies received and vote by show of hands, a resolution authorizing the issuance of up to 300,000,000 Common Shares (comprised of 200,000,000 Common Shares and 100,000,000 Common Share upon exercise of Share Purchase Warrants) was passed. Percentage of votes cast are outlined below:

Percentage of Votes Cast
For	Against	Withheld/Abstain
82.89%	17.11%	0.00%

About American Bonanza Gold Corp: Bonanza is operating the newly constructed Copperstone gold mine in Arizona. For more information please visit Bonanza’s website at www.americanbonanza.com.

For further information: please contact James Bagwell on 1-877-688-7523 or Emma Nicholson on +44-207-993-6975. Or email us at info@americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin, President & Chief Executive Officer